Exhibit 99.1

SSE Stock Code: 688472	SSE Stock Abbreviation: CSI Solar

CSI Solar Co., Ltd.

2024 Third Quarter Report

The board of directors of CSI Solar Co., Ltd. (the “Company”) and all members of the board of directors guarantee that the information of this public announcement contains no misrepresentations, misleading statements or material omissions, and they are legally responsible for the truthfulness, accuracy and completeness of the information contained herein.

Important Notice:

The board of directors, the supervisory committee, the directors, supervisors, and senior management members of the Company guarantee that the information contained in this quarterly report is true, accurate, and complete without any false information, misleading statements or material omissions, and severally and jointly accept legal responsibility for the above.

The person in charge of the Company, person in charge of accounting function, and the person in charge of accounting institution (head of accounting department) guarantee that the financial statements contained in this quarterly report are true, accurate, and complete.

Whether the financial statements for the third quarter have been audited:

☐ Yes ☒ No

For the first three quarters of 2024, the Company achieved operating revenue of 34.18 billion yuan and net profit attributable to shareholders of the Company of 1.95 billion yuan. Among these, operating revenue for the third quarter of 2024 was 12.22 billion yuan, and net profit attributable to shareholders of the Company for the third quarter of 2024 was 0.72 billion yuan, up 8.3% quarter-over-quarter (“qoq”), marking three consecutive quarters of qoq growth. Thanks to its first-mover advantage in utility-scale energy storage, latecomer advantage in advanced manufacturing capacity, and top-tier international network and culture, the Company has successfully maintained its profit levels and sustained positive operating cash flow. The Company generated net cash flow from operating activities of approximately 2.5 billion yuan for the first three quarters of 2024.

Module business: From January to September 2024, the Company achieved module shipments of 22.9 GW, representing a slight year-over-year (“yoy”) growth. Among these, module shipment for the third quarter of 2024 was 8.4 GW, up 2.4% qoq. Regarding sales strategy, the Company continues to adhere to its “profit-first” principle, ensuring the profitability of its module business. The Company’s shipment to the premium North American market continued to increase, accounting for over 30% of module shipments in the third quarter of 2024.

Energy storage business: From January to September 2024, the Company’s utility-scale battery energy storage shipments was 4.4 GWh, with 1.8 GWh shipped in the third quarter of 2024—a record high for a single quarter. The energy storage segment achieved rapid growth in net profit compared to the second quarter of 2024, making a significant contribution to the Company’s overall performance in the third quarter.

For the past 23 years, the Company has been deeply committed to the photovoltaic industry, prioritizing technological innovation and R&D. Backed by a skilled research team and robust development capabilities, the Company is a global leader in renewable energy technology. It places strong emphasis on intellectual property and is dedicated to driving innovation independently. As of September 30, 2024, the Company had applied for 4,761 patents and maintained 2,242 valid major patents, an industry-leading quantity.

1. Key Financial Data

(1) Key Accounting Data and Financial Indicators

Unit: Yuan Currency: RMB

Item	Current Reporting Period	Increase/Decrease Over the Same Period Last Year (%)	For the Period from the Beginning of the Year to the End of the Current Reporting Period	Increase/Decrease Over the Same Period Last Year (%)
Operating revenue	12,220,252,179.07	-6.10	34,178,266,448.31	-12.63
Net profit attributable to the shareholders of the Company	715,612,604.49	-21.99	1,954,902,080.37	-31.17
Net profit attributable to the shareholders of the Company after deducting non-recurring gains and losses	655,954,690.32	-21.97	1,884,137,824.29	-26.56
Net cash flow from operating activities	Not applicable	Not applicable	2,475,514,077.10	-55.81
Basic earnings per share (RMB/share)	0.20	-20.00	0.53	-39.08
Diluted earnings per share (RMB/share)	0.20	-20.00	0.53	-39.08
Weighted average return on equity (%)	3.23	Decreased by 1.27%	8.79	Decreased by 9.94%
Total R&D expenditure	216,076,911.45	4.46	639,037,847.32	31.62
R&D expenditure as a percentage of operating revenue (%)	1.77	Increased by 0.18%	1.87	Increased by 0.63%

	End of Current Reporting Period	End of Previous Year	Increase/Decrease at the End of Current Reporting Period over the End of Previous Year (%)
Total assets	66,825,840,889.84	65,775,366,984.02	1.60
Equity attributable to the shareholders of the Company	22,721,645,685.77	21,418,275,846.30	6.09

Note: "Current reporting period" refers to the three-month period from the beginning to the end of the quarter, unless otherwise stated.

(2) Non-recurring Gain and Loss Items and Amounts

☒ Applicable ☐ Not applicable

Unit: Yuan Currency: RMB

Non-recurring Gain and Loss Items	Amount for the Current Reporting Period	Amount from the Beginning of the Year to the End of the Reporting Period	Explanation
Gains and losses on disposal of non-current assets, including the written-off portion of asset impairment provisions made	2,377,788.17	1,858,450.89
Government grants included in the current profit and loss, except for those which are closely related to the Company’s ordinary operations, comply with national policies and regulations, and continuously received in certain standard amounts or quantities	27,240,680.67	104,959,238.67
Gains and losses from changes in fair value of financial assets and liabilities by non-financial enterprise, and gains and losses on disposal of financial assets and liabilities, except for effective hedging transactions related to the Company’s ordinary operations	46,477,438.00	-2,605,996.64
Profits and losses from entrusting investment or management of assets to others	6,259,231.38	15,447,476.01
Reversal of provision for impairment of accounts receivable and contract assets that are individually tested for impairment	2,768,650.17	8,175,293.85
Other non-operating gains and losses other than the above	-276,970.92	-27,582,767.12
Less: Effect of income tax	25,189,088.34	29,426,198.30
Effect of minority interests (after tax)	-185.04	61,241.28
Total	59,657,914.17	70,764,256.08

Explanations shall be given on significant items classified as non-recurring gains and losses by the Company that are not set out in the “Explanatory Announcement No. 1 on Information Disclosure by Companies Offering Securities to the Public - Non-recurring Gain and Loss”, and on non-recurring gains and losses items set out in the “Explanatory Announcement No. 1 on Information Disclosure by Companies Offering Securities to the Public - Non-recurring Gain and Loss” but classified as ordinary gains and losses by the Company.

☐ Applicable ☒ Not Applicable

(3) Changes in Key Accounting Data and Financial Indicators and the Reasons Thereof

☒ Applicable ☐ Not Applicable

2

Item	Change (%)	Main Reason
Net profit attributable to the shareholders of the Company_From beginning of the year to the end of current reporting period	-31.17

Mainly due to the decrease of module ASP, which resulted in a decrease in operating revenue compared to the same period last year. At the same time, inventory write-downs increased yoy as a result of expected module ASP decrease. The above, combined with the impact of factors such as increased tariff costs, resulted in lowered overall profitability of the module business.

The rapid operating revenue growth of the Company’s higher-margin utility-scale energy storage business and its profits contribution partially offset the lowered profits from its module business.

Net cash flow from operating activities_From beginning of the year to the end of current reporting period	-55.81	Mainly due to lowered profits and lengthened cash conversion cycle, resulting in a decrease in net cash flow from operating activities compared to the same period last year.
Basic earnings per share (RMB/share) _From beginning of the year to the end of current reporting period	-39.08	Mainly attributable to the increase in total shares due to the IPO of the Company, and a decrease in net profit, resulting in a decrease in basic earnings per share compared to the same period last year.
Diluted earnings per share (RMB/share) _From beginning of the year to the end of current reporting period	-39.08	Mainly attributable to the increase in total shares due to the IPO of the Company, and a decrease in net profit, resulting in a decrease in diluted earnings per share compared to the same period last year.
Total R&D expenditure _From beginning of the year to the end of current reporting period	31.62	The Company continues to increase its research and development expenditure in advanced technologies fields, such as high-efficiency solar cells.

2. Shareholder Information

(Omitted)

3. Other Reminders

Other important information about the Company’s operations during the Reporting Period that should be brought to the attention of investors

☐ Applicable ☒ Not Applicable

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4. Quarterly Financial Statements

(1) Type of audit opinion

☐ Applicable ☒ Not Applicable

(2) Financial Statements

4

Consolidated Balance Sheet

September 30, 2024

Prepared by: CSI Solar Co., Ltd.

Unit : Yuan Currency : RMB Audit Type: Unaudited

Item	September 30, 2024	December 31, 2023
Current assets:
Monetary funds	15,090,761,852.82	18,949,975,864.91
Financial assets held for trading	881,887,584.62	107,584,139.28
Derivative financial assets	82,271,433.73	24,279,992.77
Notes receivable	900,916,275.11	1,591,499,100.65
Accounts receivable	7,513,556,856.24	5,584,675,329.10
Receivables financing	263,030,530.58	631,593,246.37
Prepayments	788,623,903.37	1,157,651,526.69
Other receivables	574,007,214.05	789,995,454.98
Inventories	8,804,949,282.76	7,798,877,135.39
Contract assets	1,555,570,746.61	1,100,211,428.91
Other current assets	1,646,906,858.37	1,246,531,869.56
Total current assets	38,102,482,538.26	38,982,875,088.61
Non-current assets:
Long-term equity investments	391,079,424.76	344,356,440.13
Other equity investments	118,467,265.57	110,284,070.13
Other non-current financial assets	551,977,384.50	461,977,384.50
Fixed assets	17,865,466,561.86	16,758,691,214.48
Construction in progress	3,653,522,820.05	4,266,415,193.99
Right-of-use assets	1,046,876,776.36	1,165,868,864.37
Intangible assets	820,931,988.51	829,021,496.29
Long-term prepaid expenses	1,353,599,639.21	311,753,993.90
Deferred tax assets	2,142,877,552.45	1,563,550,141.36
Other non-current assets	778,558,938.31	980,573,096.26
Total non-current assets	28,723,358,351.58	26,792,491,895.41
Total assets	66,825,840,889.84	65,775,366,984.02
Current liabilities:
Short-term loan	8,305,304,163.57	6,886,978,231.29
Derivative financial liabilities	22,818,678.67	37,284,365.42
Notes payable	4,259,960,013.27	6,220,629,091.16
Accounts payable	6,205,194,736.21	5,917,826,241.73
Contract liabilities	4,009,958,431.45	5,605,350,999.96
Employee benefits payables	383,191,127.93	439,343,416.49
Taxes payable	1,024,062,960.27	598,186,184.97
Other payables	7,150,089,568.18	8,994,676,771.44
Non-current liabilities due within one year	2,680,526,337.70	2,336,322,662.71
Other current liabilities	60,184,826.15	53,117,625.08
Total current liabilities	34,101,290,843.40	37,089,715,590.25
Non-current liabilities:
Long-term loan	6,001,846,961.32	3,422,559,883.62
Lease liabilities	968,202,497.68	1,117,244,542.70
Long-term payables	560,000.00	90,743,084.41
Estimated liabilities	679,720,229.29	747,629,975.95
Deferred income	1,208,563,806.86	1,133,164,993.64
Deferred income tax liabilities	219,580,518.00	122,268,975.70
Other non-current liabilities	887,375,577.12	572,265,135.60
Total non-current liabilities	9,965,849,590.27	7,205,876,591.62
Total Liabilities	44,067,140,433.67	44,295,592,181.87
Owner’s equity (or shareholders’ equity):
Paid-in capital (or equity)	3,688,217,324.00	3,688,217,324.00
Capital reserve	7,829,571,113.63	7,621,773,553.61
Less: Treasury stocks	552,793,132.47	-
Other comprehensive income	-83,028,251.76	-212,004,557.64
Surplus reserve	113,943,414.51	113,943,414.51
Undistributed profits	11,725,735,217.86	10,206,346,111.82
Total equity attributable to the Company (or shareholders’ equity)	22,721,645,685.77	21,418,275,846.30
Minority interests	37,054,770.40	61,498,955.85
Total owners’ equity (or shareholders’ equity)	22,758,700,456.17	21,479,774,802.15
Total liabilities and owners’ equity (or shareholders’ equity)	66,825,840,889.84	65,775,366,984.02

Person in charge of the Company: Qu Xiaohua

Person in charge of accounting function: Gao Linhong

Person in charge of accounting institution: Pan Naihong

5

Consolidated Income Statement

January-September 2024

Prepared by: CSI Solar Co., Ltd.

Unit : Yuan Currency : RMB Audit Type: Unaudited

Item	First three quarters of 2024 (January – September)	First three quarters of 2023 (January – September)
I. Total operating revenue	34,178,266,448.31	39,118,820,264.21
Including: Operating revenue	34,178,266,448.31	39,118,820,264.21
2. Total operating costs	31,747,559,230.75	35,790,235,618.93
Including: Operating costs	29,066,240,967.29	33,517,077,602.00
Taxes and surcharges	99,702,041.26	109,461,529.60
Selling expenses	788,092,278.70	647,207,739.64
Administrative expenses	1,088,017,006.27	1,118,113,614.76
R&D expenses	639,037,847.32	485,533,805.63
Financial expenses	66,469,089.91	-87,158,672.70
Including: Interest expense	359,902,865.73	330,525,067.48
Interest income	232,448,958.09	194,180,165.29
Add: Other income	552,583,525.76	410,812,773.59
Investment income (losses indicated by “-”)	-22,669,782.44	-167,006,468.56
Including: Gains from investment in associates and joint ventures	22,064,271.87	26,774,488.13
Gains from changes in fair value (losses indicated by “-”)	60,767,152.45	143,295,483.05
Credit impairment losses (losses indicated by “-”)	-78,926,735.30	-51,353,129.43
Impairment loss on assets (losses indicated by “-”)	-794,549,025.88	-547,513,698.23
Gain on disposal of assets (losses indicated by “-”)	679,612.11	36,310,695.73
3. Operating profit (losses indicated by “-”)	2,148,591,964.26	3,153,130,301.43
Add: non-operating income	149,384,961.27	17,720,331.02
Less: Non-operating expenses	43,278,846.22	19,009,074.09
4. Total profits (total losses indicated by “-” )	2,254,698,079.31	3,151,841,558.36
Less: Income tax expense	324,240,184.39	312,808,648.86
5. Net profit (net loss indicated by “-”)	1,930,457,894.92	2,839,032,909.50
(1) Classified by continuity of operations
1. Net profit from continuing operations (net loss indicated by “-”)	1,930,457,894.92	2,839,032,909.50
2. Net profit from discontinued operations (net loss indicated by “-”)	-	-
(2) Classified by ownership
1. Net profit attributable to the shareholders of the Company (net loss indicated by “-”)	1,954,902,080.37	2,840,152,349.58
2. Profit and loss attributable to minority shareholders (net loss indicated by “-”)	-24,444,185.45	-1,119,440.08
6. Other comprehensive income, net of tax	128,976,305.88	-83,260,593.82
(1) Other comprehensive income attributable to owners of the Company, net of tax	128,976,305.88	-83,260,593.82
1. Other comprehensive income that cannot be reclassified into profit or loss	6,748,851.18	-1,268,238.11
(1) Changes in fair value of other equity instrument investments	6,748,851.18	-1,268,238.11
2. Other comprehensive income to be reclassified into profit and loss	122,227,454.70	-81,992,355.71
(1) Exchange difference arising from translation of foreign currency financial statements	122,227,454.70	-81,992,355.71
(2) Other comprehensive income attributable to minority shareholders, net of tax	-	-
7. Total comprehensive income	2,059,434,200.80	2,755,772,315.68
(1) Total comprehensive income attributable to owners of the Company	2,083,878,386.25	2,756,891,755.76
(2) Total comprehensive income attributable to minority shareholders	-24,444,185.45	-1,119,440.08
8. Earnings per share:
(1) Basic earnings per share (RMB/share)	0.53	0.87
(2) Diluted earnings per share (RMB/share)	0.53	0.87

In the current reporting period, for enterprises under the same control, the net profit achieved by the merged entity before the merger was nil, and the net profit achieved by the merged entity in the previous period was nil.

Person in charge of the Company: Qu Xiaohua

Person in charge of accounting function: Gao Linhong

Person in charge of accounting institution: Pan Naihong

6

Consolidated Cash Flow Statement

January-September 2024

Prepared by: CSI Solar Co., Ltd.

Unit : Yuan Currency : RMB Audit Type: Unaudited

Item	First three quarters of 2024 (January – September)	First three quarters of 2023 (January – September)
1. Cash flow from operating activities:
Cash received from sale of goods and provision of services	49,438,069,242.80	44,676,706,083.13
Tax refunds received	9,291,725.05	44,078,729.12
Other cash received related to operating activities	5,405,799,653.31	3,194,088,168.67
Subtotal of cash inflow from operating activities	54,853,160,621.16	47,914,872,980.92
Cash paid for purchase of goods and services rendered	41,335,127,875.63	32,654,252,519.27
Cash paid to and on behalf of employees	2,925,155,515.80	2,718,031,527.34
Various taxes paid	1,643,802,924.04	1,235,820,113.98
Other cash payments related to operating activities	6,473,560,228.59	5,705,421,480.43
Subtotal cash outflow from operating activities	52,377,646,544.06	42,313,525,641.02
Net cash flow from operating activities	2,475,514,077.10	5,601,347,339.90
2. Cash flows from investing activities:
Cash received from disposal of investments	128,144,694.67	3,598,356.00
Cash received from return of investments	148,085,284.71	301,574,786.92
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	51,966,963.67	32,416,487.01
Net cash received from disposal of subsidiaries and other business units	18,554,068.43	260,000.00
Subtotal of cash inflows from investing activities	346,751,011.48	337,849,629.93
Cash paid for the acquisition and construction of fixed assets, intangible assets and other long-term assets	6,361,028,568.44	6,034,731,043.00
Cash paid for investments	1,243,921,996.53	819,258,273.71
Subtotal of cash outflows from investing activities	7,604,950,564.97	6,853,989,316.71
Net cash flows from investing activities	-7,258,199,553.49	-6,516,139,686.78
3. Cash flow from financing activities:
Cash received from investments	-	6,738,551,933.54
Including: Proceeds received by subsidiaries from minority shareholders’ investments	-	1,980,000.00
Proceeds from loans	11,303,215,874.64	8,467,461,570.65
Other cash received from financing activities	4,129,008,695.17	788,273,027.77
Subtotal of cash inflows from financing activities	15,432,224,569.81	15,994,286,531.96
Cash paid for repayment of loans	6,914,794,953.60	7,302,157,254.66
Cash paid for dividends, profits or interest payments	734,493,032.55	322,755,735.05
Other cash paid for other financing activities	4,191,237,642.35	1,439,033,926.65
Subtotal of cash outflows from financing activities	11,840,525,628.50	9,063,946,916.36
Net cash flow from financing activities	3,591,698,941.31	6,930,339,615.60
4. Effect of changes in exchange rate on cash and cash equivalents	6,178,898.76	42,752,925.43
5. Net increase in cash and cash equivalents	-1,184,807,636.32	6,058,300,194.15
Add: Beginning balance of cash and cash equivalents	11,855,203,184.55	5,128,773,756.03
6. Ending balance of cash and cash equivalents	10,670,395,548.23	11,187,073,950.18

Person in charge of the Company: Qu Xiaohua

Person in charge of accounting function: Gao Linhong

Person in charge of accounting institution : Pan Naihong

Adjustments to the financial statements at the beginning of the year upon initial adoption of new accounting standards or interpretation of standards since 2024

☐ Applicable ☒ Not Applicable

We hereby announce the above.

Board of Directors of CSI Solar Co., Ltd.

October 30, 2024

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Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding Canadian Solar Inc. (“Canadian Solar”)’s expected future shipment volumes, revenues, gross margins, and project sales are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business, regulatory and economic conditions and the state of the solar power and battery energy storage market and industry; geopolitical tensions and conflicts, including impasses, sanctions and export controls; volatility, uncertainty, delays and disruptions related to global pandemics; supply chain disruptions; governmental support for the deployment of solar power and battery energy storage; future available supplies of silicon, solar wafers and lithium cells; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as China, the U.S., Europe, Brazil and Japan; changes in effective tax rates; changes in customer order patterns; changes in product mix; changes in corporate responsibility, especially environmental, social and governance (“ESG”) requirements; capacity utilization; level of competition; pricing pressure and declines in or failure to timely adjust average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; the pipeline of projects and timelines related to them; the ability of the parties to optimize value of that pipeline; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange and inflation rate fluctuations; litigation and other risks as described in Canadian Solar’s filings with the Securities and Exchange Commission (the “SEC”), including its annual report on Form 20-F filed on April 26, 2024. Although Canadian Solar believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Inherent Uncertainty of the Forecast

The forecast should be read in conjunction with the assumptions and qualifications set forth herein. The forecast is based on numerous assumptions, many of which are beyond the control of the Company and Canadian Solar, and some or all of which may not materialize.

Additionally, to the extent that the assumptions inherent in the forecast are based upon future business decisions and objectives, they are subject to change. Although the forecast is presented with numerical specificity and is based on reasonable expectations developed by the Company’s management, the assumptions and estimates underlying the forecast are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of the Company and Canadian Solar. Accordingly, the forecast is only an estimate and is necessarily speculative in nature. It is expected that some or all of the assumptions in the forecast will not be realized and that actual results will vary from the forecast. Such variations may be material and may increase over time. In light of the foregoing, readers are cautioned not to place undue reliance on the forecast. The forecast should not be regarded as a representation or warranty by Canadian Solar, the Company or any other person that the forecast can or will be achieved.

Chinese GAAP

The Company’s financial statements were prepared in accordance with Chinese GAAP, whereas Canadian Solar’s financial statements are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Chinese GAAP differs materially from U.S. GAAP. The Company has not prepared a reconciliation of the financial statements between Chinese GAAP and U.S. GAAP and has not quantified such differences. In addition, Canadian Solar’s financial statements eliminate all intercompany transactions between Canadian Solar and The Company and Recurrent Energy (formerly Global Energy) subsidiaries. As a result, the Company’s financial statements are not directly comparable to the corresponding consolidated financial performance of Canadian Solar. Investors should consult their own professional advisors for an understanding of the differences between Chinese GAAP and U.S. GAAP and how those differences might affect the information contained in the financial statements.

8

Some of the applicable differences between Chinese GAAP and U.S. GAAP include the presentation of the income statement, recognition of share-based compensation, the intraperiod income taxes, the accumulated and unappropriated profits, and the specific standard on assets held for sale.

No Audit or Review

The financial statements have not been audited or reviewed by the independent public accountants of Canadian Solar or the Company. The financial statements should not be relied upon by investors to provide the same type or quality of information as information that has been subject to an audit or review by independent auditors.

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